Exhibit 99.3

Management’s Discussion and Analysis
For the year ended
December 31, 2019

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto (the “Financial Statements”) and the Company’s annual information form (the “AIF”) for the year ended December 31, 2019.

All information contained in this MD&A is current as of March 30, 2020 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is March 30, 2020.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	existence and estimates of mineral resources or mineral reserves and timing of development thereof;

2.	exploration and work programs, including reference to the Company’s plans of operations and notices of intent in place for the Railroad-Pinion Project (as defined below);

3.	plans and estimated costs related to pursuing a multi-faceted exploration, permitting, development, metallurgical testing and engineering program in the South Railroad (as defined below) portion of the Railroad-Pinion Project to advance the Updated PFS (as defined below) to feasibility level;

4.	the need for additional funding to acquire further property interests and maintain and/or carry out exploration work thereon, and for general and administrative and working capital purposes;

5.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

6.	performance characteristics of mineral properties;

7.	results of various projects;

8.	design of mining operations;

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 2 -

9.	estimated production rates, capital expenditures, operating costs, and expected or anticipated economic returns from the Railroad-Pinion Project;

10.	anticipated processing and recovery operations;

11.	the anticipated infrastructure needed to support the Railroad-Pinion Project;

12.	planned environmental, permitting and compliance activities, including the anticipated need for an Environmental Impact Statement and an Individual Section 404 Permit from the United States Army Corps of Engineers;

13.	the anticipated results of required evaluations of social and community issues connected with the Railroad-Pinion Project;

14.	the timing of completion of cultural resource surveys, analysis of sampled mineralized material and hydrogeological evaluation in respect of the South Railroad Mine Project;

15.	the timing and content of the tentative plan for permanent closure to be submitted in respect of the Railroad-Pinion Project;

16.	mineral resource or mineral reserve predictions based on recent drilling results;

17.	the belief that the Company holds sufficient ground and that sufficient permitting is in place to access the Railroad-Pinion Project area and continue future exploration programs;

18.	the anticipation that sales of common shares in the capital of the Company by hedging or arbitrage trading activity may occur;

19.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

20.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

21.	drilling plans and timing of drilling;

22.	the production of a formal environmental, social and governance report;

23.	the Company’s intention not to declare or pay dividends in the foreseeable future, along with the intention to retain all future earnings, if any, and other cash resources for future operation and development;

24.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2019; and

25.	capital expenditure programs and the timing and method of financing thereof.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 3 -

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources and mineral reserves on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and mineral reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

15.	risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties;

16.	title defects to the Company’s mineral properties;

17.	the Company’s ability to obtain all necessary permits and other approvals;

18.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

19.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

20.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

21.	the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 4 -

22.	intense competition in the mining industry; and

23.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Railroad-Pinion Project are accurate in all material respects;

4.	further financing being required to complete the work programs and drilling on the Railroad-Pinion Project as recommended in the Updated PFS Technical Report (as defined below);

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.	the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely effects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels or as outline in the Updated PFS Technical Report;

11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and

14.	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada (“NV”) and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 5 -

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 6 -

or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of March 30, 2020.

Overall Performance

The Company is a British Columbia company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, development and de-risking of such properties.

The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration, permitting, development and de-risking stages. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the year ended December 31, 2019, the Company had a loss and comprehensive loss of $9,719,054 (2018 - $10,238,910). As at December 31, 2019, the Company had an accumulated deficit of $72,927,747 (2018 -$63,856,702). As at December 31, 2019, the Company had cash of $7,260,572 and working capital of $4,910,658. Further financing will be required to fund the complete work program recommended in the Updated PFS Technical Report and to maintain the Company’s current land position and for ongoing activities. If the Company is successful in identifying additional resources through further drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold and the availability of necessary equipment and personnel in the highly competitive mining sector.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 7 -

The Railroad-Pinion Project constitutes a land position totalling 53,569 gross acres (21,679 hectares) and, with partial interests taken into consideration, 50,599 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns, or otherwise controls 100% of the subsurface mineral rights on a total of 29,941 gross acres (12,117 hectares) of land held as patented or unpatented mineral lodes (claims). This includes 1,455 unpatented claims owned by the Company and 207 unpatented claims held under lease. The Company also owns or leases 30 patented claims. There is also a total of 23,628 gross acres (9,562 gross hectares) of private lands of which the Company’s ownership of the subsurface mineral rights varies from 49.2% to 100%, for a net position of approximately 20,658 acres (8,360 hectares). The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

The Company owns or otherwise controls 100% of the mineral lands on which the Company’s Pinion Deposit, Dark Star Deposit, Jasperoid Wash Deposit, and the North Bullion Deposit are situated, subject to the terms of its leases, as applicable, and certain subsurface minority mineral interest holders in certain fee lands who hold an approximate 0.8% to 1.51% mineral interest not subject to leases held by the Company. The lands on which the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit, and the North Bullion Deposit are situated are comprised of approximately 7,360 gross acres (2,978.49 hectares) and 7,320.19 net acres (2,962.38 hectares).

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad-Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum number of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

Material Projects

The Company has identified the Railroad-Pinion Project, comprised of North Railroad and South Railroad, as the Company’s material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, prepared by M3 Engineering & Technology Corporation (the “Updated PFS Technical Report”). The Updated PFS Technical Report can be accessed at www.sedar.com under the Company’s profile. The Updated PFS Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 8 -

The Company has focused on drilling and other exploration activities to prepare mineral resource estimates for each deposit, as well as mineral reserve estimates and a preliminary feasibility study for the Pinion Deposit and the Dark Star Deposit (the “Updated PFS”), as summarized below and detailed in the Updated PFS Technical Report. The Company plans additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project.

Pinion

The mineral resource estimate for the Pinion Deposit was constrained within a US$1,500/ounce Au optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulfide material. The Pinion Deposit mineral resource estimate comprises a Measured Mineral Resource of 1.30 million tonnes averaging 0.64 g/t Au, representing a total of 27,000 contained ounces of gold, an Indicated Mineral Resource of 27.62 million tonnes averaging 0.58 g/t Au, representing a total of 517,000 contained ounces of gold, and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 0.64 g/t Au, representing a further 224,000 ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and comprises a Measured Mineral Resource of 1.30 million tonnes averaging 5.15 g/t Ag, representing a total of 216,000 contained ounces of silver, an Indicated Mineral Resource of 27.62 million tonnes averaging 4.18 g/t Ag, representing a total of 3.71 million ounces of silver and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 3.80 g/t Ag, representing a total of 1.32 million contained ounces of silver. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Pinion Deposit is based on an open pit mine plan and production schedule, a gold price of US$1,275/ounce and a silver price of US$16.50/ounce. The Pinion Deposit mineral reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 0.63 g/t Au, representing a total of 341,000 contained ounces of gold and a Proven Reserve of 1.07 million tonnes averaging 0.66 g/t Au, representing a total of 23,000 contained ounces of gold. The Pinion Deposit silver reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 4.65 g/t Ag, representing a total of 2.51 million contained ounces of silver, and a Proven Reserve of 1.07 million tonnes averaging 5.52 g/t Ag, representing a total of 191,000 contained ounces of silver.

Dark Star

The mineral resource estimate for the Dark Star Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulfide material. The Dark Star Deposit mineral resource estimate comprises a Measured Mineral Resource of 5.86 million tonnes averaging 1.31 g/t Au, representing a total of 246,000 contained ounces of gold, an Indicated Mineral Resource of 26.86 million tonnes averaging 0.78 g/t Au, representing a total of 675,000 contained ounces of gold, and an additional Inferred Mineral Resource of 2.48 million tonnes averaging 0.70 g/t Au, representing a further 56,000 contained ounces of gold. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Dark Star Deposit is based on an open pit mine plan and production schedule and a gold price of US$1,275/ounce. The Dark Star Deposit mineral reserve estimate comprises a Probable Reserve of 23.88 million tonnes averaging 0.83 g/t Au, representing a total of 640,000 contained ounces of gold and a Proven Reserve of 5.43 million tonnes averaging 1.39 g/t Au, representing a total of 243,000 contained ounces of gold.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 9 -

Jasperoid Wash

The mineral resource estimate for the Jasperoid Wash Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulfide material. The Jasperoid Wash Deposit mineral resource estimate comprises an Inferred Mineral Resource of 10.57 million tonnes averaging 0.33 g/t Au, representing a total of 111,000 contained ounces of gold.

North Bullion

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 contained ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 contained ounces of gold. The North Bullion deposit sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 contained ounces of gold. The North Bullion deposit underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 contained ounces of gold.

Calculations of mineral resources and reserves are only estimates

Measured, Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any further part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

Updated Preliminary Feasibility Study

Highlights from the Updated PFS on South Railroad include:

Updated PFS Highlights
Total Reserve Tons	47.2 M Tonnes
Average Grade	0.82 g Au/t Au; 4.70 g Ag/t Ag (Pinion)
Contained Gold / Silver Ounces	1.246 M oz Au; 2.705 M oz Ag
Average Recovery	72% ROM Au; 76% HPGR Au; 22% ROM Ag; 43% HPGR Ag
Average Annual Metal Placement	156,000 Ounces Au (Year 1-8); 541,000 Ounces Ag (Year 4-8)
Average Annual Metal Production	115,000 Ounces Au (Year 1-8), 205,000 Ounces Ag (Year 4-8)
Average Annual Tonnes Moved	24 Million Tonnes
Average Annual Reserve Tonnes	5.9 Million Tonnes
Strip Ratio	3.07:1
Initial Capital Expenditures	$132.9M
Expansion Capital Expenditures	$64.8M
Sustaining Capital Expenditures	$87.9M
Average Life of Mine Mining Costs	$1.75/Tonne
Average Life of Mine Processing Costs	$1.83/Tonne ROM $4.95/Tonne HPGR
G & A	$0.70 /ore Tonne
Contingency	15%

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 10 -

Life of Mine Pre-Tax Cash Flow	$409.7M
Life of Mine Pre-Tax Net Present Value (“NPV”) (5%)	$302.1M
Life of Mine Pre-Tax Internal Rate of Return (“IRR”)	32.4%
Life of Mine Net Cash Flow After Tax	$357.6M
Life of Mine After Tax NPV (5%)	$265.0M
Life of Mine After-Tax IRR	40.0%
Cash Costs After By-Product Credit[1]	$582/oz
All-in Sustaining Costs (“AISC”)[1]	$707/oz
Payback	3.3 Years

(1)	See “Non-GAAP Financial Measures” for a discussion of these measures.
(2)	The Updated PFS was conducted using assumed metal prices of US$1,400/oz gold and US$17.11/oz silver. The mineral reserve estimate that provides the basis for the Updated PFS was conducted at assumed metal prices of US$1,275/oz gold and US$16.50/oz silver.

Production Data
Life of Mine	Initial 8 Years + prestrip (8 months)
Average Annual Total Mine Throughput	24 Million Tonnes/year
Average Annual Ore Throughput	5.9 Million Tonnes/year
Total Ore Tonnes	47.2 Million Tonnes
Run of Mine Ore Tonnes	30.7 Million Tonnes
HPGR Crusher Ore Tonnes	16.1 Million Tonnes
Sulfide Toll Mill	0.37 Million Tonnes
Average Grade	0.82 g Au/t 4.70 g Ag/t (Pinion only)
Contained Ounces	1,246,000 oz Au 2,705,000 oz Ag (Pinion only)
Payable Metals	918,000 oz Au 1,040,000 oz Ag (Pinion only)

(1)	The Updated PFS was conducted using assumed metal prices of US$1,400/oz gold and US$17.11/oz silver. The mineral reserve estimate that provides the basis for the Updated PFS was conducted at assumed metal prices of US$1,275/oz gold and US$16.50/oz silver.

Recommendations for the Railroad-Pinion Project

The authors of the Updated PFS Technical Report recommended a multi-faceted program focused on the gold deposits in South Railroad to advance the Updated PFS to a feasibility level including exploration, permitting, development, metallurgical testing and engineering. The estimated cost to conduct the proposed program is US$21 million.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 11 -

Q4 Developments

On October 9, 2019, the Company reported more oxide gold results from 15 reverse-circulation (“RC”) and core holes at the Dark Star Deposit.

Key highlights from the drilling included:

  In the northern portion of the Dark Star Deposit, core hole DC19-01, which was suspended at 231m due to weather conditions in March, was completed to a depth of 304.8m. The initial intercept of 117.3m of 1.54 g Au/t (see April 25, 2019 news release) has been lengthened and upgraded to a final intercept of 160.8m of 1.80 g Au/t, including two higher-grade intervals of 44.3m of 2.55 g Au/t and 22.3m of 3.58 g Au/t. These results are consistent with the current mineral resource block model.

  In the northern portion of the Dark Star Deposit, one deep scout drill hole is testing the newly recognized Deep Dark Star target, a potential feeder / breccia-style opportunity beneath the current oxide mineral reserve. The RC precollar portion of the hole intersected 126.5m of 0.76 g Au/t, including two higher-grade intervals of 7.6m of 1.45 g Au/t and 13.7m of 1.25 g Au/t. The core tail portion of the hole remains in progress.

  Additionally, 315 individual 3-meter horizontal channel samples were collected from north Dark Star roadcuts that were created for the infill drilling program. Results ranged from <0.005 to 7.41 g Au/t, and included three significant continuous intervals including: 18.0m of 3.08 g Au/t, 24.0m of 0.93 g Au/t and 21.0m of 0.31 g Au/t, based on a 0.14g Au/t cutoff. The new results outline a northwest- striking zone of surface oxide mineralization that is approximately 20m wide by 110m long.

  Infill drill results in the Dark Star Saddle (DR19-78, -80 and -82) returned zones of continuous oxide gold mineralization that expand the mineral resource potential in this structurally complex zone.
  Results along with additional drilling will be utilized to enhance the mine plan/ramp design in the connection area between the North and Main portions of the Dark Star Deposit.

  Stepout drilling to the east of Main Dark Star (DR19-68, -69, -76 and -77) returned intervals of oxide mineralization approximately 135-180m east of known bedrock-hosted mineralization. This is a new target area where intercepts are hosted in Quaternary gravels, which eroded from Main Dark Star.
  Drilling has roughly outlined an area 150x150m that is open to the north, east and south for further drill testing.

On October 24, 2019, the Company announced the filing of a preliminary feasibility study technical report (the “Initial PFS Technical Report”) for the initial PFS on South Railroad (the “Initial PFS”). The Initial PFS Technical Report was prepared in accordance with NI 43-101 by M3 Engineering & Technology Corporation.

On November 12, 2019, the Company reported the discovery of a new high-grade oxide zone at the LT deposit.

Key highlights from the drilling included:

  LT19-02 intersected 12.2m of 1.58 g Au/t, including 3.1m of 5.16 g Au/t. Mineralization is near surface – beginning at approximately 23m below the current topographic surface and is well-oxidized, with cyanide solubility assays averaging 89%. These results confirm the discovery of high-grade oxide gold in the LT area that is open in all directions for additional drill testing.

  Gold mineralization is hosted in silicified, iron oxide bearing breccia in the hanging wall of a north- striking quartz feldspar porphyry dike. All of the Company’s previous discoveries (e.g. Dark Star, Pinion, North Bullion, Jasperoid Wash and Dixie) are localized in dike-filled fault corridors, which are ideal structural locations for the development of gold systems.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

  The LT19-02 intercept is located approximately 185m north of surface outcrops that returned assay values ranging from <0.005 to 12.90 g Au/t from over a 400m by 200m area (see October 11, 2018 news release). At this location, eight surface samples returned values exceeding 1.0 g Au/t, with four samples ranging from 4.50 g Au/t to 12.90 g Au/t. Gold mineralization is hosted in decalcified, silicified and oxidized multilithic breccia proximal to a north-striking igneous dike. Drilling has not yet tested the area of +1 g Au/t in surface outcrops.

  The LT deposit is a high value target that will receive exploration focus in 2020.

Recent Developments

On February 18, 2020, the Company announced positive results from the completion of the Updated PFS on South Railroad.

Key highlights of the Updated PFS include:

  Pre-tax NPV of US$331.4M at a 5% discount rate and after tax NPV of US$265.0M at a US$1,400 gold price and a US$17.11 silver price, with mineral reserve pit designs based on a gold price of US$1,275 per ounce and a silver price of US$16.50 per ounce.

  After tax IRR 40.0%.

  Average annual gold placement of 156,000 ounces gold per year over an initial 8-year mine life.

  Average life of mine cash cost of US$582 per ounce after by-product credit, and AISC1 of US$707 per ounce.

  Proven and probable mineral reserves of 1.246 million ounces of gold and 2.705 million ounces of silver.

  Life of mine strip ratio of 3.1:1.

  Initial capital expenditures of US$132.9M.

  Project economics include 15% contingency

Trade-Off Study results incorporated in the Updated PFS:

  Revised base case which incorporates a lease-to-own strategy for major mining equipment and power generation units. The Updated PFS Technical Report also included an evaluation of purchased equipment as an alternative.

  Optimized mine / process plan for improved ounce flow, enhanced NPV and lower pre-stripping costs. The optimized mine design reduced pre-stripping to accelerate run of mine leach production from the Dark Star Deposit.

  The heap leach pad closure plan was changed to incorporate a clay cover rather than the higher-cost, high-density polyethylene cover option. This change is in line with Nevada permitting requirements.

  Included salvage value at the end of mine life for major mining equipment and power generation units.

(1)	See “Non-GAAP Financial Measures” for a discussion of these measures.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

  Toll milling costs for sulfide ore were captured.

  Increased capital and operating costs for liquified natural gas (“LNG”) on-site power generation compared to original line power.

  Slight decrease in gold ounces produced (936,000 ounces to 922,000 ounces) as a result of mine plan optimization which defers high-pressure grinding rolls (“HPGR”) processing. Silver ounces produced remains the same.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person”, as defined by NI 43-101.

Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this MD&A, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Costs

Cash costs are reflective of the expected cost of production. The Company reports expected cash costs on an ounces of gold sold basis. Other companies may calculate these measures differently and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Expected cash costs reported by the Company includes mining, processing, transport, refining, general administration costs of the mine operations and royalties, but are exclusive of amortization, reclamation, capital and exploration costs and net of any value of the by-products.

All-in Sustaining Costs

This MD&A refers to expected AISC per ounce which is a non-GAAP measure, however, it is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, accordingly there may be some variation in method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. Expected AISC reported by the Company includes mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes non-sustaining capitalized stripping and end of life reclamation costs. The expected life of mine AISC of $707/oz increases to $719/oz if end of mine life reclamation costs are included in accordance with the World Gold Council guidance on AISC.

Exploration and Acquisition Expenditures

During the year ended December 31, 2019, the Company incurred $24,664,222 (2018 - $42,230,834) in acquisition and deferred exploration and development costs. Expenditures for the year ended December 31, 2018 included a payment of $4,427,850 for an NSR Buy-Down (as defined below).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the year ended December 31, 2019 and 2018:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Year Ended December 31, 2019	$	$	$
Exploration expenses
Claim maintenance fees	388,849	88,369	477,218
Consulting	1,929,576	145,746	2,075,322
Data analysis	376,619	-	376,619
Drilling	7,948,972	464,391	8,413,363
Engineering	156,688	-	156,688
Environmental and permitting	1,736,801	18,272	1,755,073
Equipment rental	148,781	12,570	161,351
Geological	69,667	-	69,667
Geotechnical	71,381	-	71,381
Hydrology	1,648,207	-	1,648,207
Lease payments	1,690,657	122,343	1,813,000
Metallurgy	2,037,771	-	2,037,771
Preliminary economic assessment	1,127,651	-	1,127,651
Sampling and processing	403,224	533	403,757
Site development and reclamation	3,482,076	101,978	3,584,054
Supplies	491,265	1,835	493,100
	23,708,185	956,037	24,664,222

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Year Ended December 31, 2018	$	$	$
Property acquisition and staking costs	4,989	-	4,989
NSR Buy-Down (1)	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	359,532	81,528	441,060
Consulting	3,692,499	81,721	3,774,220
Data analysis	58,172	22,282	80,454
Drilling	18,472,855	174,781	18,647,636
Engineering	134,827	-	134,827
Environmental and permitting	387,679	-	387,679
Equipment rental	127,471	491	127,962
Geological	788,032	25,554	813,586
Geotechnical	654,687	-	654,687
Hydrology	930,729	-	930,729
Lease payments	1,805,255	118,784	1,924,039
Metallurgy	551,864	-	551,864
Preliminary economic assessment	579,226	-	579,226
Provision for site reclamation	946,010	-	946,010
Sampling and processing	561,710	81,770	643,480
Site development and reclamation	5,722,669	98,297	5,820,966
Supplies	1,224,990	1,002	1,225,992
Vehicle	113,578	-	113,578
	41,544,624	686,210	42,230,834

(1)	On March 23, 2018, the Company exercised its NSR buy-down option under its lease agreement with Pereira Family, LLC (“Pereira”) to reduce an NSR royalty from five percent (5%) to two percent (2%), by making a lump-sum payment of US$3.5 million to Pereira (the “NSR Buy-Down”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

The total cumulative acquisition and exploration costs of the Company to December 31, 2019 are summarized as follows:

	Railroad-	Lewis Gold
	Pinion Project	Project	Total
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR Buy-Down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	2,138,213	249,035	2,387,248
Consulting	15,697,226	462,150	16,159,376
Data analysis/geological	5,568,303	85,593	5,653,896
Drilling/site development	106,786,772	2,308,404	109,095,176
Engineering	291,515	-	291,515
Environmental	2,416,471	22,921	2,439,392
Geotechnical	726,068	-	726,068
Hydrology	2,578,935	-	2,578,935
Lease payments	10,321,063	350,691	10,671,754
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	4,098,861	-	4,098,861
Preliminary economic assessment	1,706,876	-	1,706,876
Provision for site reclamation	946,010	-	946,010
Sampling and processing	5,961,079	110,689	6,071,768
Travel	469,491	-	469,491
Vehicle	206,082	-	206,082
Cumulative acquisition and exploration costs at December 31, 2019	181,996,057	39,334,874	221,330,931

Corporate Activities

In July 2019, the Company closed an underwritten public offering (the “2019 Financing”) and issued 17,250,000 common shares of the Company at a price of $1.22 per share for gross proceeds totalling $21,045,000.

The net proceeds of the 2019 Financing were used for continued exploration and for permitting and development at the Railroad-Pinion Project and for working capital purposes (see “Use of Proceeds from 2019 Financing” below).

During the year ended December 31, 2019, the Company granted a total of 1,921,424 stock options exercisable for periods of five years at a weighted average exercise price of $1.72 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 664,730 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $269,350 from the exercise of 355,000 stock options and 545,000 stock options expired unexercised.

As at December 31, 2019, the Company had a cash position of $7,260,572 and working capital of $4,910,658. See “Liquidity, Financial Position and Capital Resources” below.

Subsequent to December 31, 2019, the Company granted a total of 2,140,306 stock options exercisable for periods of 5 years with an exercise price of $1.05 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 927,273 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $492,500 from the exercise of 650,000 stock options and 453,856 stock options expired unexercised.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
	$	$	$
Revenues (interest income)	119,250	397,158	303,843
General and administrative expenses	(9,838,304)	(10,547,736)	(10,931,631)
Loss and comprehensive loss	(9,719,054)	(10,238,910)	(11,426,786)
Basic and diluted loss per common share	(0.04)	(0.04)	(0.05)
Working capital	4,910,658	16,908,104	17,511,874
Exploration and evaluation assets	221,330,931	196,666,709	154,435,875
Total Assets	232,220,961	218,134,484	175,247,028
Total Liabilities	4,360,397	2,954,721	1,642,099

The Company’s mineral projects are in the exploration, permitting, developing and de-risking stages and, to date, the Company has not generated any revenues other than interest income. As at December 31, 2019, the Company had not yet achieved profitable operations and has accumulated losses of $72,927,747 (2018 -$63,856,702) since inception. These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2019 of $0.04 (2018 - $0.04).

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the year ended December 31, 2019 totalled $9,838,304 (2018 - $10,547,736), including share-based compensation incurred during the year, valued at $2,837,076 (2018 - $3,882,026) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the year ended December 31, 2019 and 2018:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $372,495	Decreased due to fewer marketing and financial advisory consultants engaged along with extensive corporate cost cutting initiatives.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Expenses	Increase / Decrease in Expenses	Explanation for Change
Professional fees	Decrease of $279,049	Decreased due to lower legal fees and decreased corporate activities, along with corporate costs cutting measures.
Rent	Decrease of $281,480	Decreased due to change of accounting policy. (See “Changes in Accounting Policies including Initial Adoption” below).
Share-based compensation	Decrease of $1,044,950	Value of stock options and restricted share units vested in fiscal 2019 was lower than the comparative year.

Fiscal Year Ended December 31, 2018 compared to December 31, 2017

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $435,726	Increased as the Company engaged more marketing, human resources, and financial advisory consultants.
Management fees	Decrease of $390,152	Higher 2017 expenses associated with the hiring of the new Vice President General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary in the comparative period of 2017.
Professional fees	Increase of $373,765	Increased due to legal fees related to preparation of a short form base shelf prospectus and increased corporate activities.
Regulatory and shareholders service	Decrease of $227,987	Higher 2017 expenses associated with Canadian filings fees due to substantial increase in market capitalization and a one-time transaction fee paid to the NYSE American LLC for the acquisition of Battle Mountain Gold Inc. in the comparative period of 2017.
Share-based compensation	Increase of $745,801	Value of stock options and restricted share units vested in 2018 was higher due to the implementation of the graded vesting method to the share-based compensation, which began in August 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
	$	$	$	$
Interest income	39,129	13,187	16,185	50,749
Loss and comprehensive loss	(2,508,443)	(2,288,827)	(2,136,796)	(2,784,988)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
	$	$	$	$
Interest income	83,643	96,555	159,472	57,488
Loss and comprehensive loss	(2,348,464)	(2,700,039)	(2,563,435)	(2,626,972)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

  In the quarters ended September 30, 2018, March 31, 2019, September 30, 2019, and December 31, 2019, the Company recorded a foreign exchange loss of $197,763, $162,765, $80,589, and $32,668, respectively, due to the weakening of the U.S. dollar in those periods.

  In the quarters ended March 31, 2018, June 30, 2018, December 31, 2018, and June 30, 2019, the Company recorded a foreign exchange gain of $372,821, $222,448, $323,344, and $5,888, respectively, due to the strengthening of the U.S. dollar in those periods.

Fourth Quarter

The Company’s operating and administrative expenses for the quarter ended December 31, 2019 totalled $2,547,572. The major expenses for the quarter ended December 31, 2019 were management fees, including year-end bonuses of $548,997, professional fees of $408,434, consulting fees of $179,678, insurance of $111,439, travel and related expenses of $121,156, share-based compensation of $527,507, and wages and salaries of $253,070.

The Company incurred a total of $4,785,297 and $184,492 in deferred exploration expenses on its Railroad-Pinion Project and Lewis Gold project (the “Lewis Gold Project”), respectively, during the fourth quarter. See “Overall Performance – Exploration and Acquisition Activities” above.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit and the North Bullion Deposit, and mineral reserves at the Pinion Deposit and the Dark Star Deposit (see “Overall Performance” above), but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

As at December 31, 2019 and 2018, the Company’s liquidity and capital resources were as follows:

	December 31, 2019	December 31, 2018
	$	$
Cash	7,260,572	18,333,732
Receivables	42,565	34,692
Prepaid expenses	436,361	489,902
Total current assets	7,739,498	18,858,326
Payables and accrued liabilities	2,665,559	1,950,222
Current portion of lease liabilities	163,281	-
Working capital	4,910,658	16,908,104

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new, and expand its current, mineral deposits.

As at December 31, 2019, the Company had a cash position of $7,260,572 (2018 - $18,333,732) derived from the net proceeds of the 2019 Financing and the exercise of stock options. As at December 31, 2019, the Company’s working capital was $4,910,658 (2018 – $16,908,104).

The Company’s ability to continue as a going concern is dependent upon successful results from its exploration evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company will require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Use of Proceeds from 2019 Financing

In July 2019, the Company completed the 2019 Financing by issuing a total of 17,250,000 common shares at a price of $1.22 per share for net proceeds of approximately $19,293,429, net of cash commissions and expenses of $1,751,571.

The net proceeds of the 2019 Financing were used as set out below:

		Expenditures
		up to
	Proposed Use	December 31,
	of Proceeds	2019
Use of Proceeds	$	$
Exploration and drilling	5,400,000	5,949,000
Expenditures incurred in connection with the preparation of the Initial PFS(1)	3,230,000	3,218,000
Lease and BLM payments(2)	1,850,000	1,787,000
General working capital	8,813,429	8,339,429
TOTAL	19,293,429	19,293,429

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

(1)	Expenditures to prepare the Initial PFS Technical Report for the Railroad-Pinion Project, including third party consultant and contractor fees and expenditures for additional testing, permitting, analysis and studies.
(2)	The Bureau of Land Management (“BLM”) payments refer to the payment of claim fees to legally hold ground in the United States that are under the jurisdiction of the BLM according to the Mining Law of 1872.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

As at the date of this MD&A, the Company has the following commitments:

1.	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020, incurring monthly base rent payments of approximately $6,000 to the year 2020.

2.	The Company has a lease agreement for a property in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

3.	The Company has two separate consulting agreements with the Chief Executive Officer & director and the Chief Financial Officer of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two-year payout totalling, on a collective basis, of approximately $1.6 million (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three-year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) of approximately $2.4 million in the event of termination following a change in control of the Company.

4.	The Company has an employment agreement with the Manager of Projects of the Company to provide exploration services to the Company for an indefinite term. The agreement requires a payment of US$14,850 per month. The employment agreement provides for a two-year payout totalling approximately US$0.4 million (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

5.	The Company has an employment agreement with the Vice President - General Counsel & Corporate Secretary of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires a payment of $19,167 per month. The employment agreement provides for a two-year payout totalling approximately $0.8 million (including average discretionary bonuses paid in the preceding two years not less than 70% of annual base salary) in the event of termination without cause and in the event of termination following a change in control of the Company.

6.	The Company has two separate employment agreements with the General Manager and Project Director of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$31,875 per month. The employment agreements provide for a one-year payout totalling, on a collective basis, of approximately US$0.5 million (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

7.	Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for fiscal 2020 are approximately US$1,720,000. See Item 4 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 6 “MATERIAL MINERAL PROJECT” of the AIF and the Financial Statements, respectively, for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

8.	The Company’s estimated exploration and evaluation asset lease obligations and tax levies for fiscal 2020 for the Lewis Gold Project are approximately US$155,000.

The Company expects to fund these commitments with the current cash on hand and proceeds from future financing to fully meet the above obligations.

There were no material changes during the year ended December 31, 2019 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	2020	2021 to	2023 to	After 2024
			2022	2024
	$	$	$	$	$
Office Leases	421,969	167,404	254,565	-	-
Consulting Agreements [1,3]	3,045,000	609,000	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	4,791,185	958,237	1,916,474	1,916,474	Ongoing
Mining leases and agreements[5,6]	13,454,269	3,240,506	5,597,828	4,615,935	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2019 of US$1.00 = C$1.2988.
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.

Related Party Transactions

During the year ended December 31, 2019, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred management fees of $607,112 (2018 - $592,787) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at December 31, 2019, $167,112 (2018 - $152,787) was included in accounts payable and accrued liabilities.

  Incurred financial management fees of $212,399 (2018 - $208,123) and professional fees of $265,456 (2018 - $266,150) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at December 31, 2019, $88,393 (2018 - $90,671) was included in accounts payable and accrued liabilities.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

  Incurred administrative management fees of $288,236 (2018 - $283,244) to Glenn Kumoi, Vice President - General Counsel and Corporate Secretary of the Company. As at December 31, 2019, $67,836 (2018 -$53,244) was included in accounts payable and accrued liabilities.

  Incurred salary expense of $301,149 (2018 - $nil), of which $255,977 (2018 - $nil) was recorded as capitalized exploration and evaluation assets expenditures, to Donald Harris, the General Manager of the Company. As at December 31, 2019, $65,262 (2018 - $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $36,000 (2018 - $36,000) to a company controlled by Robert McLeod, a director of the Company.

  Incurred directors fees of $42,000 (2018 - $42,000) to Bruce McLeod, a director of the Company.

  Incurred directors fees of $42,000 (2018 - $42,000) to William E. Threlkeld, a director of the Company.

  Incurred directors fees of $36,000 (2018 - $36,000) to a company controlled by Jamie Strauss, a director of the Company.

  Incurred directors fees of $42,000 (2018 - $42,000) to Zara Boldt, a director of the Company.

  Incurred directors fees of $42,000 (2018 - $42,000) to Alex Morrison, a director of the Company. As at December 31, 2019, $524 (2018 - $nil) was included in accounts payable and accrued liabilities.

  Incurred directors fees of $42,000 (2018 - $36,385) to Ron Clayton, a director of the Company.

  Received rent payments of $12,000 (2018 - $18,000) from Barksdale Capital Corp., a company related by way of common officers.

Summary of key management personnel compensation:

	For the year ended December 31,
	2019	2018
	$	$
Management fees	1,389,747	1,360,539
Professional fees	265,456	266,150
Exploration and evaluation assets expenditures	255,977	129,872
Wages and salaries	45,172	22,919
Share-based compensation	1,889,776	2,312,347
Total	3,846,128	4,091,827

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Railroad-Pinion Project and the Lewis Gold Project are still at the exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. Calculations of mineral resources and mineral reserves are only estimates. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects and the ability to maintain and extend leases on favourable terms. The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed. The Company may be subject to, or affected by, litigation in the future. The Company is subject to the volatility in the market price of gold and other metals, which in the past have fluctuated wildly. The Company may face equipment shortages, access restrictions and lack of infrastructure. For the most part, the Railroad-Pinion Project and the Lewis Gold Project have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The Company is subject to foreign currency fluctuations as majority of the Company’s expenditures are incurred in U.S. dollars while equity financing is typically raised in Canadian dollars. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties, in the marketing of minerals and the search for experienced personnel.

Additional risks include: (a) the limited market for the Company’s securities and the present intention of the Company not to pay dividends; (b) certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest; (c) a cyber-security incident could adversely affect the Company’s ability to operate its business; and (d) the current outbreak of novel coronavirus (2019-nCoV) that was first reported from Wuhan, China, and any future emergence and spread of similar pathogens.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue to meet any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system (“MJDS”) implemented by the SEC and the securities regulatory authorities in Canada. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next second fiscal quarter.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxation year ended December 31, 2019 and expects to be a passive foreign investment company for the taxation year ending December 31, 2020. The Company will be providing Qualified Electing Fund information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holdings of the Company’s shares.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and reclamation provisions.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Valuation of right-of-use asset and lease liabilities

The application of IFRS 16 (as defined below) requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include: determining agreements in scope of IFRS 16, determining the contract term and determining the interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2019, except for the following:

Leases

On January 1, 2019, the Company adopted IFRS 16 – Leases (“IFRS 16”) which replaced IAS 17 – Leases and IFRIC 4 – Determining Whether an Arrangement Contains a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applied in IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

The Company applied IFRS 16 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease liabilities related to its lease commitments for its office leases. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at January 1, 2019, the date of initial application, resulting in no adjustment to the opening balance of deficit. The associated right-of-use assets will be measured at the lease liabilities amount, plus prepaid lease payments made by the Company. The Company has implemented the following accounting policies permitted under the new standard:

  leases of low dollar value will continue to be expensed as incurred; and

  the Company will not apply any grandfathering practical expedients.

As at January 1, 2019, the Company recognized $934,659 in right-of-use assets and $884,987 in lease liabilities as summarized below.

$
Minimum lease payments under operating leases as of December 31, 2018	657,466
Assumed exercise of renewal of office lease in April 2020	460,050
Effect from discounting at the incremental borrowing rate as of January 1, 2019	(232,529)

Lease liabilities recognized as of January 1, 2019	884,987
Prepaid lease payments	49,672

Right-of-use assets recognized as of January 1, 2019	934,659
The lease liabilities were discounted at a discount rate of 7% as at January 1, 2019.

New accounting policy for leases under IFRS 16

The following is the accounting policy for leases as of January 1, 2019 upon adoption of IFRS 16:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

  fixed payments, including in-substance fixed payments, less any lease incentives receivable;

  variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

  amounts expected to be payable under a residual value guarantee;

  exercise prices of purchase options if the Company is reasonably certain to exercise that option; and

  payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates between the Canadian and U.S. dollars. As at December 31, 2019, the Company had a foreign currency net monetary asset position of approximately US$2,030,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $20,300.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. As the Company’s cash is held in large Canadian and U.S. financial institutions, it is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at March 30, 2020, the Company has 278,321,931 outstanding common shares, 1,746,579 restricted share units and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.73	1,925,000	1,925,000	November 27, 2020
3.16	457,500	457,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	1,784,560	1,784,560	August 1, 2022
2.25	600,000	600,000	September 12, 2022
1.96	100,000	100,000	January 15, 2023
2.11	2,164,256	2,164,256	March 5, 2023
2.11	100,000	66,667	April 27, 2023
1.96	110,000	73,333	September 14, 2023
1.74	1,568,548	1,045,699	January 31, 2024
1.49	50,000	33,333	March 15, 2024
1.20	50,000	16,667	August 16, 2024
1.05	2,140,306	713,435	January 30, 2025
	11,375,170	9,305,450

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 31 -

Corporate Governance

The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 8 individuals, 7 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being the audit committee, compensation committee, health, safety and environment committee, and nominating and corporate governance committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s health, safety and environmental committee is comprised of 2 directors, who are independent of management, the Vice President - General Counsel & Corporate Secretary and the Company’s Manager of Projects.

Management’s Report on Internal Control over Financial Reporting

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2019 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 32 -

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the Company’s AIF dated March 27, 2020 for the year ended December 31, 2019; and

  the Company’s audited consolidated Financial Statements for the year ended December 31, 2019.

This MD&A has been approved by the Board effective March 30, 2020.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 33 -